Exhibit 99.2
IFRS INR Press Release

Infosys Announces Results for the Quarter ended December 31, 2012

Q3 Revenues grow by 5.7% quarter on quarter

Bangalore, India – January 11, 2013

Financial Highlights

Consolidated results under International Financial Reporting Standards (IFRS) for the quarter ended December 31, 2012
  Revenues were 10,424 crore for the quarter ended December 31, 2012;
  QoQ growth was 5.7%
  YoY growth was 12.1%
  Revenues excluding Lodestone were 10,210 crore;
  QoQ growth was 3.6%
  YoY growth was 9.8%
  Net profit after tax was 2,369 crore  for the quarter ended December 31, 2012, which remained unchanged compared to the quarter ended September 30, 2012
  Earnings per share (EPS) was 41.47 for the quarter ended December 31, 2012 against 41.46 for the quarter ended September 30, 2012
  Liquid assets including cash and cash equivalents, current available-for-sale financial assets, investment in certificates of deposits and government bonds were 22,501 crore versus 22,570 crore as on September 30, 2012.
Other highlights:
  The company won 8 large outsourcing deals amounting to US$ 731 million of total contract value
  14 new wins for Infosys’ products and platforms
  Infosys and its subsidiaries added 53 clients during the quarter
  Gross addition of 7,499 employees (net addition of 977) for the quarter by Infosys and its subsidiaries.
  1,55,629 employees as on December 31, 2012 for Infosys and its subsidiaries
  Completed the acquisition of Lodestone Holding AG, a leading management consultancy based in Switzerland
  Infosys American Depositary Shares (ADS) have started trading on the New York Stock Exchange (NYSE) under the ticker symbol ‘INFY’. The company is in the process of listing its ADS on the Paris and London exchanges of NYSE Euronext.
“We have done well in this quarter despite an uncertain environment,” said S. D. Shibulal, CEO and Managing Director. “We continue to gain confidence from a strong pipeline of large deals. However, the broader economic environment remains difficult. Even so, we remain cautiously optimistic about the January-March quarter”, he added.

 “We were able to maintain our margins through efficiency improvements despite increased operating expenses. We remain focused on making the right investments for profitable and sustainable growth in the longer term", said Rajiv Bansal, Chief Financial Officer.

Outlook*

The company’s outlook (consolidated) for the fiscal year ending March 31, 2013, under IFRS is as follows:
  Revenues** are expected to be at least 40,746 crore;
  Earnings per share (EPS) is expected to be at least 162.80;
*   Conversion 1 US$ = 54.50 for rest of fiscal 2013
** Includes 568 crore from Lodestone

Business Highlights
  The company won 8 large outsourcing deals amounting to US$ 731 Mn of total contract value
  Our offerings in the Products and Platforms space continue to see good momentum. This quarter we had 14 wins across industries and geographies. Infosys products and platforms (excluding Finacle™) are now adopted by more than 70 global clients.
  A Blue Cross Blue Shield Plan selected us as a strategic partner to provide enterprise-wide testing services and establish a Test CoE within its IT organization, aimed at creating testing processes and frameworks to support the company’s ongoing transformation due to US healthcare reform. Another Blue Cross Blue Shield Plan is leveraging Infosys iTransform™ product and services to help its ICD-10 migration, mandated by the U.S. federal government.
  Our focus on Cloud as a new growth area continues to yield results and the Cloud business currently has more than 190 engagements and 3,500 experts. Over the last quarter, we won more than 15 engagements across Cloud services, Big Data and Security. Our vision of being a Cloud Ecosystem Integrator has gained increasing acceptance with clients and we are working with more than 30 partners to help clients create and manage their unified hybrid cloud environments.
  During the third quarter, Infosys applied for seven patent applications in India and the U.S. With this, it has 525 patent applications in India, the U.S. and other jurisdictions, and has been granted 71 patents by the United States Patent and Trademark Office and two patents by the Luxembourg patent office.
Awards and Recognition

Infosys has been consistently honored by influencers
  We were declared the winners of 2012 Asia’s Most Admired Knowledge Enterprises (MAKE) study by Teleos, in association with The KNOW Network for the 10th time, for developing knowledge based products and services.
  Infosys BPO Ltd. has been awarded the prestigious 2012 Optimas Award for ‘Managing Change’, recognizing exemplary achievements in workforce management and for successfully integrating new employees from around the globe into the organization.
  Infosys BPO Ltd. won the Gold Award for Marketing Excellence in the category of ‘Marketing with Social and Interactive Media’ at the Information Technology Services Marketing Association (ITSMA) Awards 2012.
  We have received the Microsoft Platform Modernization Award for sales achievement for our Legacy Modernization solution, which helps customers migrate to Microsoft platforms.
  We were awarded the National Energy Conservation Award 2012 for our energy conservation efforts at our campuses in Jaipur and Pune.
  We have been awarded the global No. 1 position for our corporate governance practices by IR Global Rankings (IRGR).
  Finacle™ from Infosys has been ranked as a long-term leader in The Forrester Wave™: Global Banking Platforms, Q4 2012
About Infosys Ltd

Infosys partners with global enterprises to drive their innovation-led growth. That's why Forbes ranked Infosys 19th among the top 100 most innovative companies. As a leading provider of next-generation consulting, technology and outsourcing solutions, Infosys helps clients in more than 30 countries realize their goals.

Visit www.infosys.com and see how Infosys (NYSE: INFY), with its 150,000+ people, is Building Tomorrow's Enterprise® today.

Safe Harbor

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2012 and on Form 6-K for the quarter ended December 31, 2011, June 30, 2012 and September 30, 2012. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.

Contact

Investor Relations	Avishek Lath, India +91 (80) 4116 7744 avishek_lath@infosys.com	Sandeep Mahindroo, US +1 (646) 254 3133 sandeep_mahindroo@infosys.com
Media Relations	Sarah Vanita Gideon, India +91 (80) 4156 4998 Sarah_Gideon@infosys.com	Danielle D’Angelo, USA +1 (510) 859 5783 Danielle_Dangelo@infosys.com

Infosys Limited and subsidiaries

Consolidated Balance Sheets as of
(In crore except share data)
	December 31, 2012	March 31, 2012
ASSETS
Current assets
Cash and cash equivalents	15,071	20,591
Available-for-sale financial assets	7,365	32
Investment in certificates of deposit	–	345
Trade receivables	6,960	5,882
Unbilled revenue	2,227	1,873
Prepayments and other current assets	1,843	1,523
Total current assets	33,466	30,246
Non-current assets
Property, plant and equipment	6,133	5,409
Goodwill	2,025	993
Intangible assets	397	173
Available-for-sale financial assets	8	12
Investment in government bonds	65	–
Deferred income tax assets	422	316
Income tax assets	1,051	1,037
Other non-current assets	183	162
Total non-current assets	10,284	8,102
Total assets	43,750	38,348
LIABILITIES AND EQUITY
Current liabilities
Trade payables	75	23
Derivative financial instruments	–	42
Current income tax liabilities	1,249	1,054
Client deposits	65	15
Unearned revenue	801	545
Employee benefit obligations	599	498
Provisions	215	133
Other current liabilities	3,092	2,456
Total current liabilities	6,096	4,766
Non-current liabilities
Deferred income tax liabilities	85	12
Other non-current liabilities	100	109
Total liabilities	6,281	4,887
Equity
Share capital- 5 par value 60,00,00,000 equity shares authorized, issued and outstanding 57,14,02,566 and 57,13,96,401, net of 28,33,600 treasury shares each, as of December 31, 2012 and March 31, 2012, respectively	286	286
Share premium	3,090	3,089
Retained earnings	33,720	29,816
Other components of equity	373	270
Total equity attributable to equity holders of the company	37,469	33,461
Non-controlling interests	–	–
Total equity	37,469	33,461
Total liabilities and equity	43,750	38,348

Infosys Limited and subsidiaries

Consolidated Statements of Comprehensive Income
(In crore except share and per equity share data)
	Three months ended December 31, 2012	Three months ended December 31, 2011	Nine months ended December 31, 2012	Nine months ended December 31, 2011
Revenues	10,424	9,298	29,898	24,882
Cost of sales	6,566	5,288	18,478	14,609
Gross profit	3,858	4,010	11,420	10,273
Operating expenses:
Selling and marketing expenses	541	451	1,516	1,305
Administrative expenses	640	660	1,937	1,836
Total operating expenses	1,181	1,111	3,453	3,141
Operating profit	2,677	2,899	7,967	7,132
Other income, net	503	422	1,685	1,252
Profit before income taxes	3,180	3,321	9,652	8,384
Income tax expense	811	949	2,625	2,384
Net profit	2,369	2,372	7,027	6,000
Other comprehensive income
Fair value changes on available - for-sale financial asset, net of tax effect	(1)	–	(3)	(8)
Exchange differences on translating foreign operations	82	129	106	199
Total other comprehensive income	81	129	103	191
Total comprehensive income	2,450	2,501	7,130	6,191
Profit attributable to:
Owners of the company	2,369	2,372	7,027	6,000
Non-controlling interests	–	–	–	–
	2,369	2,372	7,027	6,000
Total comprehensive income attributable to:
Owners of the company	2,450	2,501	7,130	6,191
Non-controlling interests	–	–	–	–
	2,450	2,501	7,130	6,191
Earnings per equity share
Basic ()	41.47	41.51	122.99	105.01
Diluted ()	41.47	41.51	122.99	105.01
Weighted average equity shares used in computing earnings per equity share
Basic	57,14,00,086	57,13,77,084	57,13,98,129	57,13,56,602
Diluted	57,14,00,417	57,13,96,560	57,13,99,018	57,13,94,949

NOTE:
1. The audited Consolidated Balance sheets and Consolidated Statements of Comprehensive Income for the three months ended and nine months ended December 31, 2012 has been taken on record at the Board meeting held on January 11, 2013.
2. A Fact Sheet providing the operating metrics of the company can be downloaded from www.infosys.com